AB 3/5/03

03013913

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 33249

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sawo Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7530 Lucerne Drive, Suite 101
(No. and Street)

Cleveland (City) Ohio (State) 44130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Madow (440) 234-7000 ext. 145
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Criterion, LLC
(Name – *if individual, state last, first, middle name*)

6480 Rockside Woods Blvd.South, #340 (Address) Cleveland (City) Ohio (State) 44131 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 4 2003 WASH, D.C. 165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PB 3/21

OATH OR AFFIRMATION

I, Paul Madow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sawo Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]

Signature

President

Title

[signature]

Notary Public

CARMELA D. MASSINEN
NOTARY PUBLIC, STATE OF OHIO
Resident Cuyahoga County
My Comm. Expires April 1, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAWO SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

CRITERION

CERTIFIED PUBLIC ACCOUNTANTS

SAWO SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

CRITERION

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
SAWO SECURITIES, INC.

We have audited the accompanying statement of financial condition of SAWO Securities, Inc. (the "Company") as of December 31, 2002, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SAWO Securities, Inc. as of December 31, 2002 and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital at December 31, 2002 under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CRITERION, LLC

Criterion, LLC

January 23, 2003

6480 Rockside Woods Boulevard South • Suite 340 • Cleveland, Ohio 44131
Phone: (216) 525-1099 • Fax: (216) 447-9007

SAWO SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

CASH		$ 22,086
CURRENT ASSETS		22,086
PROPERTY AND EQUIPMENT – AT COST		
Equipment	$ 2,298	
Less: Accumulated depreciation	(2,298)	-
INTERCOMPANY ADVANCE		795
		$ 22,881

LIABILITIES AND SHAREHOLDER'S EQUITY

COMMON STOCK		
Class A		
No par value		
Authorized	- 100 shares	
Issued and outstanding	- 50 shares	$ 12,500
PAID-IN CAPITAL		6,885
RETAINED EARNINGS		3,496
		$ 22,881

The accompanying notes are an integral part of these financial statements.

SAWO SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2002

INTEREST INCOME		$ 376
OPERATING EXPENSES		
Professional fees	$ 1,105	
Licenses and taxes	4,534	
Office and miscellaneous	313	5,952
NET LOSS BEFORE INCOME TAXES		(5,576)
BENEFIT FROM INCOME TAXES		795
NET LOSS		$ (4,781)

The accompanying notes are an integral part of these financial statements.

SAWO SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2002

Stockholders' equity – January 1, 2002	$ 27,662
Net loss	(4,781)
Stockholders' equity – December 31, 2002	$ 22,881

The accompanying notes are an integral part of these financial statements.

SAWO SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(4,781)
Adjustments to reconcile net loss to net cash used in operating activities		
Deduct: Item not affecting cash		
Benefit from income taxes		(795)
Cash used in changes in the following item:		
Decrease in income taxes payable		(725)
Net cash used in operating activities		(6,301)
Cash – beginning of year		28,387
Cash – end of year	$	22,086

The accompanying notes are an integral part of these financial statements.

SAWO SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

SAWO Securities, Inc. (the Company) was organized under the laws of the State of Ohio on December 26, 1984 to operate as a broker-dealer in securities. The stock of SAWO Securities, Inc. was purchased by Deerfield Estates, Inc. on June 5, 1998.

Equipment and Depreciation

Equipment is stated at cost and is depreciated using an accelerated method over a 5-year estimated life.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash balances at a local financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. All balances were insured at December 31, 2002.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $22,086, which was $17,086 in excess of its required net capital of $5,000. The Corporation's net aggregate indebtedness to capital ratio was 0 to 1.

At December 31, 2002, the reconciliation of this audited report with the Company's corresponding unaudited Part IIA report (as required by Rule 15c3-3) resulted in the only difference being that of the intercompany advance of $795.

3. INCOME TAXES

SAWO Securities, Inc. filed a final federal tax return for the period ended June 5, 1998, the date of purchase by Deerfield. Taxable income or loss is currently reported on the consolidated corporate Federal income tax return of Deerfield Estates, Inc. in its fiscal year which ends February 28. A benefit for federal income taxes in the amount of $795 has been made to accrue for the current estimable portion of income taxes attributed to SAWO Securities at December 31, 2002.

SAWO SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

TOTAL ASSETS	$	22,881
Less: Nonallowable assets		
Intercompany advance		(795)
Less: Total liabilities		-
Net capital before deduction		22,086
DEDUCTIONS FROM NET CAPITAL		
Equipment – net of depreciation		-
Net capital		22,086
Less: Minimum net capital required		5,000
EXCESS NET CAPITAL	$	17,086